UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 6-K

______________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission file number 001-34886

______________________

Elster Group SE

(Translation of Registrant’s Name into English)

______________________

Frankenstrasse 362

45133 Essen

Germany

(Address of Principal Executive Offices)

______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

1

This Report on Form 6-K contains a press release of Elster Group SE dated August 3, 2012.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELSTER GROUP SE

By:	/s/ Rainer Beaujean
Name:	Rainer Beaujean
Title:	Managing Director and Chief Financial Officer

By:	/s/ Thomas Preute
Name:	Thomas Preute
Title:	Managing Director and Chief Legal Officer

Date: August 3, 2012

3

Press release

Elster Reports 2012

Second Quarter and Half-Year Results

ESSEN, Germany, August 3, 2012 – Elster Group SE (NYSE: ELT) today announced results for the second quarter and six months ended June 30, 2012. Second quarter 2012 highlights include:

•	Second quarter revenues $463.4 million, down 4.8 percent year-over-year (up 2.2 percent on a constant currency basis1)

•	Second quarter adjusted EBITDA[2] $62.2 million, adjusted EBITDA margin[2] 13.4 percent

•	Second quarter Non-GAAP earnings per ADS $0.24[3]

•	Cash flows from operating activities $59.0 million, free cash flow[4] $33.5 million

•	Order backlog $576.5 million, up 9.4 percent year-over-year

Second quarter 2012

Elster’s second quarter 2012 (2Q 2012) revenues were $463.4 million, down $23.3 million, or 4.8 percent, over the second quarter 2011 (2Q 2011). The decrease was driven by currency translation as revenues increased 2.2 percent on a constant currency basis. The driver of second quarter operational growth was solid North America growth in both the electricity and gas segments. This operational growth was offset by weaker operational results in the water segment.

Elster recorded adjusted EBITDA of $62.2 million in 2Q 2012, down 11.1 percent compared to 2Q 2011. On a constant currency basis, adjusted EBITDA decreased by 5.1 percent. Adjusted EBITDA margin decreased to 13.4 percent in 2Q 2012 from prior year results of 14.4 percent. 2Q 2012 non-GAAP net income attributable to Elster Group SE3 was $27.3 million, or $0.24 per ADS compared to $29.9 million, or $0.27 per ADS, in 2Q 2011.

2Q 2012 gross margin, net of charges of $0.4 million related to the reinvestment program (see Operational Excellence Program Update below for details), was 30.9 percent compared to 32.6 percent in 2Q 2011. The decrease was attributable to unfavorable product and customer mix, especially in the gas segment.

4

Total operating expenses, net of charges of $0.3 million related to the reinvestment program and charges of $4.5 million related to the potential Melrose acquisition and other management adjustments, decreased by $10.0 million, or 8.9 percent, to $102.0 million in 2Q 2012, down from $112.0 million in 2Q 2011. The decrease was driven by a reduction in research and development spending, lower general and administrative expenses and currency translation.

Elster’s order backlog accounted for $576.5 million at the end of 2Q 2012, up by $49.3 million, or 9.4 percent, from $527.2 million in 2Q 2011. Contracted future revenues5 of $1.03 billion at the end of 2Q 2012 were down by 4.0 percent compared to the end of 2Q 2011.

On July 9, 2012, an indirect wholly-owned subsidiary of Melrose PLC made a tender offer to acquire all of Elster’s outstanding common shares (the “Tender Offer”). For a description of the Tender Offer, please see Elster’s Schedule 14D-9 filed with the Securities and Exchange Commission together with all amendments thereto and documents incorporated by reference therein (the “14D-9”).

Half-year 2012

In the first half of 2012 (1H 2012), Elster’s revenues totaled $910.1 million, down $20.5 million, or 2.2 percent, compared to the first half of 2011 (1H 2011), and up 2.8 percent on a constant currency basis.

Elster recorded adjusted EBITDA of $125.3 million in 1H 2012, a 5.2 percent decrease from $132.2 million in 1H 2011. On a constant currency basis, adjusted EBITDA slightly decreased by 1.1 percent. 1H 2012 non-GAAP net income attributable to Elster Group SE was $54.4 million, or $0.48 per ADS, down 7.6 percent from $58.9 million, or $0.52 per ADS, in 1H 2011.

Gross margin, net of charges of $14.0 million related to the reinvestment program, was 31.6 percent in 1H 2012 compared to 32.8 percent in 1H 2011. The decrease was attributable to unfavorable product and customer mix, especially in the gas segment.

Total operating expenses, net of charges of $6.5 million related to the reinvestment program and charges of $5.4 million related to the potential Melrose acquisition and other management adjustments, decreased by $13.0 million, or 6.0 percent, to $204.7 million in 1H 2012, down from $217.7 million in 1H 2011. The decrease was driven by a reduction in research and development spending, lower general and administrative expenses and currency translation

5

Elster Segment Results

Gas

Gas revenues in 2Q 2012 of $256.3 million reflect a 6.8 percent decrease versus 2Q 2011. On a constant currency basis, revenues increased by 0.3 percent. Gas segment profit of $58.1 million was 9.8 percent lower compared to 2Q 2011, and gas segment profit margin6 decreased to 22.7 percent from 23.4 percent last year.

The modest increase in gas segment constant currency revenues in 2Q 2012 was driven by strong demand for our gas products in North America and a solid performance of our gas utilization product portfolio. This was largely offset by less favorable market conditions in certain European markets, which resulted in weaker demand across most of metering products. The segment profit decrease was driven primarily by unfavorable currency effects, particularly in Europe, and by a less favorable product and customer mix.

Gas segment revenues in 1H 2012 of $514.7 million reflect a 3.0 percent year-over-year decrease versus the first half of 2011. On a constant currency basis, revenues increased by 2.1 percent. Segment profit of $121.3 million decreased by 6.1 percent compared to the first half of 2011, and segment profit margin in the first half of 2012 decreased to 23.6 percent from 24.3 percent in the first half of 2011.

Continued strong performance of our gas utilization product portfolio and increased revenues in most North America product lines were key drivers to 1H 2012 gas segment revenue growth on a constant currency basis. This was partly offset by the less favorable market conditions in certain European markets, in particular in the second quarter of 2012. The segment profit decrease was driven primarily by unfavorable currency effects, particularly in Europe, and by a less favorable product and customer mix.

Electricity

2Q 2012 electricity revenues were $121.2 million, an increase of 3.3 percent versus 2Q 2011. On a constant currency basis, revenues increased by $10.7 million, or 9.1 percent. Electricity segment profit of $11.8 million declined 5.6 percent compared to 2Q 2011 and electricity segment profit margin declined to 9.7 percent from 10.7 percent last year.

The increase in electricity revenues in 2Q 2012 was driven by the ongoing execution of several small- and mid-sized projects in North America. The strong North American performance in the quarter was offset by unfavorable currency effects, particularly in Europe. Electricity segment profit was impacted by product mix and higher personnel expenses.

Electricity revenues in 1H 2012 of $217.1 million reflect a 0.2 percent year-over-year increase versus 1H 2011. On a constant currency basis, revenues increased by 4.3 percent. Segment profit of $14.1 million declined by 13.0 percent compared to 1H 2011, and segment profit margin declined to 6.5 percent from 7.5 percent in the prior-year period.

6

Strong execution on several small- and mid-sized projects in North America was a key driver of 1H 2012 electricity segment revenue growth. 1H 2012 electricity segment growth was complemented by steady performance in Latin America and Eastern Europe, which was offset somewhat by unfavorable currency effects, particularly in Europe, and softness in some markets in Western Europe and Oceania. Despite strong cost controls in 1H 2012, electricity segment profit was impacted negatively by product mix and higher personnel expenses on a year-over-year basis.

Water

Water revenues in 2Q 2012 of $91.4 million reflect a 10.7 percent decrease versus 2Q 2011. On a constant currency basis, water revenues decreased by 2.6 percent. Water segment profit of $4.7 million decreased by 4.1 percent compared to 2Q 2011 while water segment profit margin increased to 5.1 percent from 4.8 percent last year.

The decrease in water segment revenues was attributable to continued weakness in specific Western European markets, as utility investments for residential products continue to progress at a slower pace than in 2Q 2011. Revenues were also impacted by currency translation in 2Q 2012. This was offset partly by higher revenues in the Middle East and North Africa, Africa and Oceania. The slight decrease in segment profit was driven by lower volume and currency translation, mostly offset by less raw material price pressure and continued cost controls.

Water segment revenues in 1H 2012 of $189.1 million reflect a 4.9 percent year-over-year decrease versus 1H 2011. On a constant currency basis, revenues increased by 0.7 percent. Water segment profit of $13.1 million increased by 8.3 percent compared to the first half of 2011, and water segment profit margin increased to 6.9 percent from 6.1 percent in the prior-year period.

Operational water segment revenue growth in 1H 2012 compared to the first half of 2011 was driven largely by higher revenues in the Middle East and North Africa, Oceania and, to a lesser extent, North America. This was offset by weakness in specific Western European markets, as utility investments for residential products progress at a slower pace than in 1H 2011. The increase in segment profit was driven by less raw material price pressure and continued cost controls.

Operational Excellence Program Update

In the first quarter of 2012 Elster’s Administrative Board authorized a reinvestment program with planned actions that include consolidating operations and sites mainly in North America and in Europe, relocating certain product lines to other existing Elster businesses and increasing Elster’s mix of production in low-cost countries. The planned consolidation of operations includes the closure of four major facilities and the reduction in the number of Elster’s small and mid-sized facilities. In addition, the program includes the consolidation of administration structures in particular across Elster’s finance, procurement and human resources functions. Program activities started in the first quarter of 2012 and are expected to continue through 2014. Elster estimates the total cost for the program to be in the range of $40 million to $60 million. The majority of the estimated cost is for involuntary employee terminations in the water and gas segments. In addition, the program will involve accelerated depreciation and amortization of property, plant and equipment that will not be relocated to a different site.

7

A summary of the reinvestment program cost by segment for the three and six months ended June 30, 2012 is as follows:

Three Months Ended, June 30, 2012 (unaudited, in millions)	Gas	Electricity	Water	Total
Employee severance	$-0.4	$0.2	$0.1	$-0.1
Retention bonuses	0.0	0.3	0.2	0.5
Asset impairment	0.0	0.0	0.0	0.0
Inventory write-down	0.0	0.0	0.0	0.0
Other program cost	0.2	0.0	0.1	0.3
Total reinvestment program cost	$-0.2	$0.5	$0.4	$0.7

Six Months Ended, June 30, 2012 (unaudited, in millions)	Gas	Electricity	Water	Total
Employee severance	$6.3	$0.9	$8.4	$15.6
Retention bonuses	0.0	0.3	0.3	0.6
Asset impairment	0.0	0.0	0.1	0.1
Inventory write-down	0.0	0.0	0.7	0.7
Other program cost	0.2	0.2	3.2	3.5
Total reinvestment program cost	$6.5	$1.4	$12.7	$20.5

The charges for the reinvestment program are recognized in the following captions of the statement of operations for the three and six months ended June 30, 2012:

	Three months ended June 30,	Six months ended June 30,
(unaudited, in millions)	2012	2012
Cost of sales	$0.4	$14.0
Selling expenses	0.0	2.2
General and administrative expenses	0.2	3.0
Research and development expenses	0.0	1.2
Total	$0.7	$20.5

Outlook

Elster reaffirms the FY 2012 outlook it provided in February 2012.

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[1]	Constant currency rates: Calculated by translating the results from entities that have functional currencies other than U.S. dollars into dollars using the exchange rates of the prior year.

[2]	A reconciliation of Adjusted EBITDA, a non-GAAP measure, to net income is available at the end of this press release. Adjusted EBITDA margin is consolidated adjusted EBITDA as a percentage of consolidated revenue.

[3]	A reconciliation of non-GAAP net income attributable to Elster Group SE to net income is available at the end of this press release.

[4]	A reconciliation of free cash flow, a non-GAAP measure, to cash flows from operating activities is available at the end of this press release.

[5]	Elster defines contracted future revenues as total order backlog plus additional contract revenues under awarded contracts with an initial value of $500,000 or more. Additional contract revenues represent contracted deliverables for which orders have not yet been placed. Elster cannot predict how many purchase orders ultimately will be placed under these awarded contracts.

[6]	Segment profit margin is segment profit as a percentage of segment revenues.

Figures presented in this press release in tabular format may not add up to the total or percentages presented due to rounding.

About Elster

Elster (NYSE: ELT) is one of the world's largest electricity, gas and water measurement and control providers. Its offerings include distribution monitoring and control, advanced smart metering, demand response, networking and software solutions, and numerous related communications and services - key components for enabling consumer choice, operational efficiency and conservation. Its products and solutions are widely used by utilities in the traditional and emerging Smart Grid markets.

Elster has one of the most extensive installed revenue measurement bases in the world, with more than 200 million metering devices deployed over the course of the last 10 years. It sells its products and services in more than 130 countries across electricity, gas, water and multi-utility applications for residential, commercial and industrial, and transmission and distribution applications. For more information about Elster, please visit www.elster.com.

Contacts

Media and Investors:	Investors:

John Bluth	Ronald Botoff

+1-919-250-5425	+1-919-212-4857

john.bluth@elster.com	ron.botoff@elster.com

9

Elster Group SE

Condensed Consolidated Statement of Operations

and Comprehensive Income

	Three Months Ended June 30,		Six Months Ended June 30,
(unaudited, in millions, except per share data)	2012	2011	2012	2011

Revenues	$463.4	$486.7	$910.1	$930.6
Cost of revenues	-320.5	-328.1	-636.2	-625.6
Gross profit	$142.9	$158.5	$273.9	$305.0

Operating expenses
Selling expenses	-45.1	-47.3	-91.6	-91.4
General and administrative expenses	-33.3	-36.9	-70.0	-74.0
Research and development expenses	-23.9	-27.3	-48.8	-53.5
Other operating income (expenses), net	-4.5	-0.5	-6.2	1.1
Operating income	$36.1	$46.6	$57.3	$87.3

Non-operating expenses
Interest expense, net	-8.1	-12.1	-17.4	-19.0
Loss on extinguishment of debt	0.0	-13.4	0.0	-13.4
Other income, net	1.7	1.0	3.4	2.1
Total non-operating expenses	$-6.4	$-24.6	$-14.0	$-30.4

Income before income tax	$29.7	$22.0	$43.4	$56.8
Income tax expense	-9.1	-6.9	-13.4	-17.0
Net income	$20.6	$15.0	$30.0	$39.9
Net income attributable to noncontrolling interests	1.4	0.7	2.5	1.6
Net income attributable to Elster Group SE	$19.2	$14.4	$27.5	$38.3

Total other comprehensive income (loss)	$-26.4	$6.5	$-12.8	$28.1

Comprehensive income (loss)	$-5.8	$21.5	$17.2	$68.0

Weighted average shares outstanding
Basic	28,218,879	28,220,041	28,219,463	28,220,041
Diluted	28,261,171	28,238,175	28,241,948	28,236,462
Weighted average ADS outstanding
Basic	112,875,516	112,880,164	112,877,852	112,880,164
Diluted	113,044,684	112,952,700	112,967,792	112,945,848

Basic income per share	$0.68	$0.51	$0.97	$1.36
Diluted income per share	$0.68	$0.51	$0.97	$1.35

Basic income per ADS	$0.17	$0.13	$0.24	$0.34
Diluted income per ADS	$0.17	$0.13	$0.24	$0.34

10

Elster Group SE

Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2012	2011
	(unaudited)
(in millions)
Assets
Current assets
Cash and cash equivalents	$111.7	$84.0
Accounts receivable	297.3	290.0
Inventories	168.8	163.1
Other current assets	91.2	76.2
Total current assets	$669.0	$613.3

Noncurrent assets
Property, plant and equipment, net	197.3	196.6
Other intangible assets, net	154.8	175.4
Goodwill	904.3	919.1
Other noncurrent assets	66.6	67.0
Total noncurrent assets	$1,323.0	$1,358.1
Total assets	$1,992.0	$1,971.3

Liabilities and equity
Current liabilities
Pension and other long-term employee benefits, current portion	$13.0	$13.5
Payroll, bonuses and related accruals	57.8	55.1
Short-term debt and current portion of long-term debt	5.0	6.1
Accounts payable	207.3	203.1
Warranties, current portion	30.2	24.6
Deferred tax liabilities	6.4	7.0
Other current liabilities	160.1	144.0
Total current liabilities	$479.8	$453.5

Noncurrent liabilities
Pension and other long-term employee benefits, less current portion	146.0	149.6
Payroll, bonuses and related accruals	1.5	1.4
Long-term debt, less current portion	560.0	573.6
Warranties, less current portion	4.9	5.1
Deferred tax liabilities	46.3	51.0
Other noncurrent liabilities	17.2	18.8
Total noncurrent liabilities	$775.8	$799.6
Total liabilities	$1,255.6	$1,253.1

Equity
Total equity attributable to Elster Group SE	721.9	706.0
Noncontrolling interests	14.5	12.2
Total equity	$736.4	$718.2
Total liabilities and equity	$1,992.0	$1,971.3

11

Elster Group SE

Condensed Consolidated Statements of Cash Flows

	Six Months Ended June 30,
(unaudited, in millions)	2012	2011

Cash flows from operating activities	$59.0	$75.1

Cash flows from investing activities
Purchases of property, plant and equipment and intangible assets	-25.5	-23.2
Proceeds from disposals of property, plant and equipment and intangible assets	0.8	1.9
Net cash flow used in investing activities	$-24.7	$-21.4

Cash flows from financing activities
Proceeds from issuance of Senior Notes	0.0	364.6
Proceeds from bank borrowings	92.0	412.0
Payment of deferred financing cost	0.0	-20.6
Repayment of bank borrowings	-95.8	-900.6
Treasury stock purchases	-0.3	0.0
Repayment of capital lease obligations	0.0	-0.3
Dividends to noncontrolling interests	0.0	-6.4
Net cash flow from (used in) financing activities	$-4.1	$-151.2

Net increase (decrease) in cash and cash equivalents	$30.2	$-97.5
Effect of exchange rate fluctuations on cash held	-2.4	11.1
Cash and cash equivalents at January 1	84.0	216.3
Cash and cash equivalents at June 30	$111.7	$129.9

Income taxes paid	23.5	20.2
Interest paid	15.3	20.1

12

Elster Group SE

Segment Information

	Gas		Electricity		Water
	Three Months Ended June 30,
(unaudited, in millions)	2012	2011	2012	2011	2012	2011

Total revenues	$256.3	$275.1	$121.2	$117.3	$91.4	$102.4
thereof to external customers	255.8	274.8	117.9	111.8	89.6	100.0
thereof to other segments	0.4	0.2	3.3	5.5	1.7	2.3
Segment profit	$58.1	$64.4	$11.8	$12.5	$4.7	$4.9

	Gas		Electricity		Water
	Six Months Ended June 30,
(unaudited, in millions)	2012	2011	2012	2011	2012	2011

Total revenues	$514.7	$530.8	$217.1	$216.7	$189.1	$198.8
thereof to external customers	513.9	530.1	210.3	206.9	185.9	193.6
thereof to other segments	0.8	0.7	6.8	9.8	3.2	5.2
Segment profit	$121.3	$129.2	$14.1	$16.2	$13.1	$12.1

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Elster Group SE

Reconciliations of Non-GAAP Financial Measures

In addition to figures prepared in accordance with U.S. GAAP, Elster presents non-GAAP financial measures, such as adjusted EBITDA, non-GAAP net income attributable to Elster Group SE, and free cash flow, in this press release. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with U.S. GAAP. Non-GAAP financial measures are not subject to U.S. GAAP or any other generally accepted accounting principles. Other companies may define these non-GAAP financial measures in different ways. Elster has included a reconciliation of the non-GAAP measures in this document to GAAP measures below.

Reconciliation of Adjusted EBITDA to Net Income

	Three Months Ended June 30,
(unaudited, in millions)	2012	% of revenues	2011	% of revenues

Net income	$20.6	4.4%	$15.0	3.1%
Income tax expense	9.1		6.9
Loss on extinguishment of debt	0.0		13.4
Interest expense, net	8.1		12.1
Depreciation and amortization	19.2		21.5
Previous period employee termination and exit costs	0.0		1.0
Other management adjustments	4.5		0.0
Reinvestment program cost	0.7		0.0
Adjusted EBITDA	$62.2	13.4%	$70.0	14.4%

	Six Months Ended June 30,
(unaudited, in millions)	2012	% of revenues	2011	% of revenues

Net income	$30.0	3.3%	$39.9	4.3%
Income tax expense	13.4		17.0
Loss on extinguishment of debt	0.0		13.4
Interest expense, net	17.4		19.0
Depreciation and amortization	38.6		42.1
Previous period employee termination and exit costs	0.0		1.1
Other management adjustments	5.4		0.0
Reinvestment program cost	20.5		0.0
IT project costs	0.0		0.3
Business process reeingineering and reorganization costs	0.0		0.8
Foreign currency exchange effects	0.0		-1.5
Adjusted EBITDA	$125.3	13.8%	$132.2	14.2%

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Reconciliation of Free Cash Flow to Cash Flows from Operating Activities

	Six Months Ended June 30,
(unaudited, in millions)	2012	2011

Cash flows from operating activities	$59.0	$75.1
Purchases of property, plant and equipment and intangible assets	-25.5	-23.2
Free cash flow	$33.5	$51.9

Reconciliation of Non-GAAP Net Income
attributable to Elster Group SE to Net Income

	Three Months Ended June 30,		Six Months Ended June 30,
(unaudited, in millions)	2012	2011	2012	2011

Net income	$20.6	$15.0	$30.0	$39.9
Net income attributable to noncontrolling interests	1.4	0.7	2.5	1.6
Net income attributable to Elster Group SE	$19.2	$14.4	$27.5	$38.3
Reinvestment program cost	0.7	0.0	20.5	0.0
Other management adjustments	4.5	0.0	5.4	0.0
Amortization of purchase accounting intangible assets	6.7	7.8	13.5	15.4
Loss on extinguishment of debt	0.0	13.4	0.0	13.4
Less: income taxes on items above	-3.8	-5.7	-12.5	-8.2
Non-GAAP net income attributable to Elster Group SE	$27.3	$29.9	$54.4	$58.9

Weighted average ADS outstanding
Basic	112,875,516	112,880,164	112,877,852	112,880,164
Diluted	113,044,684	112,952,700	112,967,792	112,945,848

Basic Non-GAAP net income attributable to Elster Group SE per ADS	$0.24	$0.27	$0.48	$0.52
Diluted Non-GAAP net income attributable to Elster Group SE per ADS	$0.24	$0.27	$0.48	$0.52

This press release contains forward-looking statements. Elster may also make written or oral forward-looking statements in its reports filed with or furnished to the Securities and Exchange Commission on Forms 20-F and 6-K, in its offering prospectuses, in press releases and other written materials and in oral statements made by Administrative Board members, managing directors or employees to third parties. Statements that are not historical facts, including statements about Elster’s beliefs and expectations, are forward-looking statements and include generally any information that relates to expectations for revenue or earnings per ADS or other performance measures. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “thinks,” “estimates,” “seeks,” “predicts,” “views,” “potential” and similar expressions. These statements are based on current plans, estimates, assumptions and projections. Forward-looking statements speak only as of the date they are made, and Elster undertakes no obligation to publicly update any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties, and therefore readers should not place undue reliance on them. Elster cautions you that a number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Elster’s control, including those described in the sections “Special Note Regarding Forward-Looking Statements” and “Risk Factors” of Elster’s Annual Report on Form 20-F dated March 2, 2012 filed with the U.S. Securities and Exchange Commission. Important factors that could cause actual results to differ materially from those in the forward-looking statements include: the result of the Tender Offer and the ability of Melrose PLC to complete the acquisition; the impact of the acquisition on Elster’s financial condition, results of operations and prospects; negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, including the effects on Elster’s utility customers and prospective customers, which may move more deliberately, delaying or postponing projects, as well as the effects on Elster’s ability to raise capital to refinance its indebtedness; growth expectations for Elster’s industry; the extent of the revenues Elster derives from sales to the utility industry; the transition to more advanced technology in the industry, including increasing competition from industries Elster previously viewed as distinct from Elster’s; Elster’s ability to develop new products and technologies and the extent of the revenues Elster derives from Smart Grid technology; possible changes in current and proposed legislation, regulations and governmental policies, including with respect to radio frequency licensing and certification requirements; success in implementing Elster’s reinvestment program; the fluctuations of Elster’s operating results due to the effect of exchange rates; volatility in the prices for, and availability of, components, raw materials and energy used in Elster’s businesses, including as a result of disruptions to the supply chain resulting from the flooding in Thailand in fall 2011; Elster’s ability to manage its outsourcing arrangements; strategic actions, including acquisitions, joint ventures and dispositions; or other factors.

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